Mail Stop 3561

March 27, 2008

Jeffrey Noddle
Chairman and Chief Executive Officer
Supervalu Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

> **RE:** **Supervalu Inc.**
> **Form 10-K for the fiscal year ended February 24, 2007**
> **Filed April 25, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2007**
> **Form 10-Q for the quarter ended June 16, 2007**
> **Filed July 26, 2007**
> **Form 10-Q for the quarter ended September 8, 2007**
> **Filed October 18, 2007**
> **Form 10-Q for the fiscal quarter ended December 1, 2007**
> **Filed January 10, 2008**
> **File No. 1-5418**

Dear Mr. Noddle:

　　We have reviewed your responses dated March 17, 2008 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 24, 2007
Item 1. Business, page 3

1.　　We have read your response and note your revised disclosure to comment one of our letter dated February 29, 2008 regarding revenue contributed by each class of product or service. It is not clear to us why you believe disclosing 80% of your revenues in a "retail food and supply chain sales" category would provide investors with an understanding of your sales mix as opposed to separate information on the components within your retail food and supply chain sales such as food, prescription drugs, non-food items such as general merchandise and household goods, and supply chain services. Further, we are not persuaded that your proposed disclosure meets the requirements of Item 101(c)(1)(i) of Regulation S-K or paragraph 37 of SFAS 131. Please revise for each period presented to report revenues for each product and service or each group of similar products and services and show us in your supplemental response what the revised disclosure will look like.

*****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director